12 May 2008
Ms. Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549

Re:	Ausam Energy Corporation
Amendment No. 5 to Registration Statement on
Form S-1 Filed May 12, 2008
File No. 333-146853
Dear Ms. Parker:
     On behalf of Ausam Energy Corporation (the “Company”), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 5 (“Amendment No. 5”) to the above-referenced registration statement (the “Registration Statement”) and five black-lined copies indicating changes made to the Registration Statement.
     This letter sets forth the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 9, 2008 (the “Comment Letter”) with respect to Amendment No. 4 to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment the Company’s response.
Cover Page of Registration Statement
1.	Please revise your fee table to calculate your fee in accordance with Rule 457(o) of the Securities Act of 1933, as opposed to Rule 457(c), as your securities are not being offered at prices computed upon the basis of fluctuating market prices.
•	We have re-calculated the fee based on the maximum offering price in accordance with Rule 457(o).
1430, 1122 Fourth Street SW, Calgary, Alberta T2R 1M1 Canada
Phone: (403) 215-2380          Fax: (403) 206-1457          www.ausamenergy.com

Ms. Anne Nguyen Parker
Ausam Energy Corporation
12 May 2008

Selected Historical Consolidated Financial and Operating Data
Per share information, page 20
2.	It appears that the per share information presented under this section has not been updated to reflect the restated per share amounts. Review and revise as needed.
•	Page 20 has been revised to reflect the updated amounts and Comment 6 below.
Estimated Proved Reserves
Production, page 21
3.	We note your response to our prior comment 3, and your statement that the term “Boe” may be misleading. Please expand your discussion to add the clarification you feel is necessary so that your use of the term will not be misleading to investors.
•	We have expanded the description beginning on page 21 to include the factors that investors should consider when using Boe for comparing the performance of oil and gas exploration and production companies.
Expenses per Boe, page 22
4.	We note the revised disclosure provided in response to prior comment 3 from our letter dated April 30, 2008. While you have provided an explanation of how Boe has been determined, you have not explained how Expenses per Boe have been calculated. Revise your presentation to include such an explanation.
•	We have added a sentence to page 22 that explains how we have calculated Expenses per Boe. Since we do not operate either of our producing wells, our expenses are based on the amounts that we are billed by the third-party operators, and Expense per Boe is calculated by dividing this amount by the Combined Equivalent Volumes in each geographic segment as shown in the Production Data table on page 22.
5.	We note from your response to prior comment number 3 from our letter dated April 30, 2008 that you do not use the measure Expenses per Boe internally, but have provided it for the convenience of investors. Revise your disclosure to explain why you have presented these measures. Additionally, explain why, in light of the fact that you do not use the measures, why you believe they provide useful information to investors.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
12 May 2008

•	We have added disclosure to page 21 explaining that Expenses per Boe can be used for comparison across oil and gas companies provided that the method of calculating the Boe measure is clearly described. The use and disclosure of the Boe measure is common in the oil and gas industry to facilitate such comparisons, and we feel it appropriate to provide this information to investors, along with appropriate description, for use in comparing our company’s results to those of other companies in the oil and gas exploration and production industry.
Consolidated Statements of Operations and Accumulated Deficit, page F-5
6.	We note your response to our prior comment 6, along with your restatement in footnotes 18 on page F-26, and footnote 12 on page F-47 of your financial statements. Please revise to comply with the disclosure requirements of paragraph 40 of SFAS No. 128. Specifically, disclose the net loss attributable to common stockholders and how your restated net loss per common share is calculated. Additionally, consider revising the face of your statements of operations to include a presentation of net loss attributable to common stockholders. See SAB Topic 6.B.
•	Pages F-5, F-27, F-32, and F-47 have been revised to incorporate this comment.
Supplementary Disclosures about Oil and Gas Production Activities (Unaudited), page F-27
7.	We note your response to our prior comment 9. If the line items labeled as Unproved in your Costs Incurred table relate to unevaluated properties, please clarify and revise these line items.
•	All line items on page F-28 have been revised to refer solely to unevaluated properties.
Closing Comments
     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
12 May 2008

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
12 May 2008

•	We are aware of these matters and will comply with them.
     If you have any questions or comments concerning either Amendment No. 5 to the Registration Statement or the foregoing responses to your comments, please call the undersigned at (832) 678-2333 or, in his absence, William G. Lee of the law firm of Vinson & Elkins L.L.P. at (713) 758-2180.
Very truly yours,
/s/ Richard G. Lummis
Richard G. Lummis
Vice President, Compliance and Secretary
Ausam Energy Corporation
Fax: (832) 678-2200

cc:	B. Skinner
R. Carroll
D. Levy
Via Facsimile:
William G. Lee
Fax: (713) 615-5312